ELECTROVAYA INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Notes	As at June 30, 2024	As at September 30, 2023
Assets			
Current assets			
Cash and cash equivalents		534	1,032
Trade and other receivables	Note 4	8,159	10,611
Inventories	Note 5	12,427	8,266
Prepaid expenses		6,470	5,997
Total current assets		27,590	25,906
Non-current assets			
Property, plant and equipment	Note 6	9,432	10,149
Long-term deposit		788	459
Total non-current assets		10,220	10,608
Total assets		37,810	36,514
Liabilities and Equity			
Current liabilities			
Trade and other payables	Note 7, 19	8,999	8,429
Working capital facilities	Note 8(a)	15,349	11,821
Promissory notes	Note 8(b)	519	1,026
Short term loans	Note 9	2,296	3,457
Derivative liability	Note 11 (c) and 16	326	1,489
Relief and recovery fund payable	Note 14	12	-
Lease liability	Note 10	443	389
Total current liabilities		27,944	26,611
Non-current liabilities			
Lease liability	Note 10	1,971	2,338
Relief and recovery fund payable	Note 14	85	96
Other payables	Note 19	190	323
Total non-current liabilities		2,246	2,757
Equity (Deficiency)			
Share capital	Note 11	116,401	115,041
Contributed surplus		10,420	9,249
Warrants	Note 11	4,725	4,725
Accumulated other comprehensive income		5,204	5,890
Deficit		(129,130)	(127,759)
Total Equity		7,620	7,146
Total liabilities and equity		37,810	36,514

See accompanying notes to unaudited condensed interim consolidated financial statements.

Signed on behalf of the Board of Directors

Chair of the Board	Sankar Das Gupta, Director
Chair of Audit Committee	James K Jacobs, Director

ELECTROVAYA INC.
Condensed Interim Consolidated Statements of Earnings
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Notes	Three months ended June 30, 2024	Three months ended June 30, 2023 Restated (note 20)	Nine months ended June 30, 2024	Nine months ended June 30, 2023 Restated (note 20)
Revenue	Note 18	10,274	10,597	33,060	27,629
Direct manufacturing costs		6,815	7,369	22,347	20,314
Gross margin		3,459	3,228	10,713	7,315
Expenses					
Research and development		1,037	460	2,643	2,163
Government assistance	Note 15	(34)	(109)	(121)	(326)
Sales and marketing		934	379	2,372	1,607
General and administrative		928	783	3,237	2,737
Stock based compensation		820	578	1,669	1,114
Depreciation and amortization		358	242	894	612
		4,043	2,333	10,694	7,907
Income (Loss) from operations		(584)	895	19	(592)
Net finance charges	Note 9	356	(168)	1,910	1,429
Foreign exchange loss(gain)		(616)	1,620	(520)	2,100
		(260)	1,452	1,390	3,529
Deferred tax recovery		-	-	-	679
Net (loss)income for the period		(324)	(557)	(1,371)	(3,442)
Basic and diluted income (loss) per share		(0.01)	(0.02)	(0.04)	(0.10)
Weighted average number of shares Outstanding, basic and fully diluted		34,134,165	32,568,110	33,926,815	32,975,228

See accompanying notes to unaudited condensed interim consolidated financial statements

ELECTROVAYA INC.
Condensed Interim Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30,		Nine months ended June 30,	
	2024	2023 Restated (Note 20)	2024	2023 Restated (Note 20)
Net income (loss) for the period	(324)	(557)	(1,371)	(3,442)
Items that will not be reclassified to Profit and Loss				
Gain on revaluation of property (net of deferred tax)	-	1,921	-	1,921
Items that may be reclassified to Profit and Loss				
Cumulative translation adjustment	(632)	1,222	(686)	1,400
Other comprehensive income (loss) for the period	(632)	3,143	(686)	3,321
Total comprehensive income (loss) for the period	(956)	2,586	(2,057)	(121)

See accompanying notes to unaudited condensed interim consolidated financial statements

ELECTROVAYA INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)
Nine month periods ended June 30, 2024 and 2023
(Unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2022 (as restated, refer note 20)	103,305	8,099	4,725	3,444	(126,280)	(6,707)
Stock-based compensation	-	1,114	-	-	-	1,114
Issue of shares	7,319	-	-	-	-	7,319
Exercise of options	16	(16)	-	-	-	-
Cumulative translation adjustment	-	-	-	1,400	-	1,400
Revaluation surplus	-	-	-	1,921	-	1,921
Net loss for the period	-	-	`	-	(3,442)	(3,442)
Balance – June 30, 2023 (as restated)	**110,640**	**9,197**	**4,725**	**6,765**	**(129,722)**	**1,605**
Balance – October 01, 2023	115,041	9,249	4,725	5,890	(127,759)	7,146
Stock-based compensation	-	1,669	-	-	-	1,669
Issue of shares	169	-	-	-	-	169
Exercise of options	1,191	(498)	-	-	-	693
Cumulative translation adjustment	-	-	-	(686)	-	(686)
Net loss for the period	-	-	-	-	(1,371)	(1,371)
Balance – June 30, 2024	**116,401**	**10,420**	**4,725**	**5,204**	**(129,130)**	**7,620**

See accompanying notes to unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

	For the nine months period ended	
	June 30, 2024	Restated (note 20), June 30, 2023
Cash and cash equivalents provided by (used in)		
Operating activities		
Net income (loss) for the period	(1,371)	(3,442)
Items not involving Cash		
Amortization	894	612
Stock based compensation expense	1,669	1,114
Finance cost (note 9)	(206)	(110)
Non cash foreign exchange	(509)	(116)
Deferred tax recovery	-	(679)
Cash provided by (used in) operating activities	477	(2,621)
Net Changes in the working capital (note 13)	(2,283)	(1,668)
Cash from (used in) operating activities	(1,806)	(4,289)
Investing activities:		
Purchase of property,plant and equipment	(112)	(723)
Change in long term deposits	(426)	(4)
Cash from (used in) investing activities	(538)	(727)
Financing activities		
Issuance of shares	-	7,231
Issuance of warrants	-	3,265
Exercise of options	126	16
Proceeds from working capital facilities (note 8a)	42,776	24,064
Repayment of working capital facilties (note 8a)	(39,119)	(23,998)
Repayment of Vendor Take Back loan (note 9)	(1,204)	(450)
Repayment of Promissory Note (note 8b)	-	(4,945)
Repayment of Relief and Recovery Fund (note 14)	(42)	(14)
Lease payments	(550)	(482)
Cash from (used in) financing activities	1,987	4,687
Increase (decrease) in cash and cash equivalents	(357)	(329)
Cash and cash equivalents, beginning of period	1,032	626
Effect of movements in exchange rates on cash held	(141)	425
Cash and cash equivalents at end of period	534	722
Supplemental cash flow disclosures:		
Interest paid	2,116	1,538

See accompanying notes to unaudited condensed interim consolidated financial statements.

(Expressed in thousands of U.S. dollars)

1. Reporting Entity

Electrovaya Inc. (the "Company") is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company's registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company's common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications

2. Basis of Presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's September 30, 2023 audited annual consolidated financial statements and accompanying notes.

These condensed interim consolidated financial statements were authorized for issuance by the Company's Board of Directors on August 12, 2024

b) Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the nine month period ended June 30, 2024, the Company had cash provided by operations of $477 (June 30, 2023: $(2.6) million), a total of $(2.3) million (June 30, 2023: $(1.7) million) was the result of change in working capital items and a net loss of $(1.4) million (2023: $(3.4) million). The Company's equity was in surplus of $7.6 million. As of June 30, 2024 the Company had cash and cash equivalents of $0.5 million. The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the "Gigafactory"), which will need additional financing. The Company has recurring net losses of $1.3 million and an accumulated deficit of $129 million. These material uncertainties raise significant doubt upon the Company's ability to continue as a going concern.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following June 30, 2024. The Company and its Board of Directors have implemented various operating and financing strategies, including the following:

The Company is pursuing equipment financing for its planned Jamestown gigafactory and will only proceed in the event that it closes a government backed debt facility that includes advantageous terms with minimal impacts to operating cash flow and equity dilution. If the Company is unable to secure such financing, it will delay or cancel these expansion plans with limited financial impact as the main investment made thus far is the land and building.

c) Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Company's subsidiaries is U.S. dollar.

d) Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices;

Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit;

Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company's stock, forfeiture and expected exercise rates and
Property, plant and equipment are depreciated over their estimated useful life.

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined.

Allowance for expected credit losses
The allowance for expected credit losses is based on our assessment of the collectability of customer accounts and the aging of the related invoices and represents our best estimate of probable credit losses in our existing trade accounts receivable. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer's ability to pay.

Stock-Based Compensation

We account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the condensed interim consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

Warrants

We account for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the unaudited condensed interim consolidated statements of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3. Material Accounting Policies

The accounting policies in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company's consolidated financial statements as at and for the year ended September 30, 2023

(Expressed in thousands of U.S. dollars)

4. Trade and Other Receivables

	June 30, 2024	September 30, 2023
Trade receivables, gross	7,265	9,404
Expected credit losses	(122)	(257)
Trade receivables	7,143	9,147
Other receivables	1,016	1,464
Trade and other receivables	**8,159**	**10,611**

As at June 30, 2024 18.28% of the Company's accounts receivable is over 90 days past due (September 30, 2023 – 7.18%)

Current	31-60 Days	61-90 Days	91-120 Days	Over 120 Days	Total
50.33%	24.25%	7.14%	15.95%	2.33%	100%
$3,657	$1,762	$519	$1,159	$168	$7,265

The movement in the allowance for credit losses can be reconciled as follows:

	June 30, 2024	September 30, 2023
Beginning balance	257	54
Write off	(177)	-
Allowance provided	42	203
Ending balance	**122**	**257**

5. Inventories

Total inventories on hand as at June 30, 2024 and September 30, 2023 are as follows:

	June 30, 2024	September 30, 2023
Raw materials	10,997	6,553
Semi-finished	903	165
Finished goods	527	1,548
	12,427	**8,266**

(Expressed in thousands of U.S. dollars)

6. Property, plant and equipment

						June 30, 2024
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount						
Balance beginning	7,700	3,197	76	1,712	73	12,758
Additions	-	-	-	92	20	112
Exchange differences	-	(34)	-	(18)	-	(52)
Balance ending	7,700	3,163	76	1,786	93	12,818
Depreciation and impairment						
Balance beginning	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Additions	(281)	(336)	(11)	(163)	(7)	(798)
Exchange differences	-	11	-	9	1	21
Balance ending	(700)	(1,452)	(44)	(1,124)	(66)	(3,386)
Net Book Value ending	**7,000**	**1,711**	**32**	**662**	**27**	**9,432**

						September 30, 2023
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount						
Balance beginning	5,105	2,582	39	1,240	56	9,022
Additions	2,595	573	37	452	16	3,673
Exchange differences	-	42	-	20	1	63
Balance ending	7,700	3,197	76	1,712	73	12,758
Depreciation and impairment						
Balance beginning	(104)	(710)	(20)	(819)	(55)	(1,708)
Additions	(315)	(406)	(12)	(138)	(4)	(875)
Exchange differences	-	(11)	(1)	(13)	(1)	(26)
Balance ending	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Net Book Value ending	**7,281**	**2,070**	**43**	**742**	**13**	**10,149**

The additions include revaluation adjustment of $2.6M to PPE.

(Expressed in thousands of U.S. dollars)

7. Trade and Other Payables

	June 30, 2024	September 30, 2023
Trade Payables	5,600	6,046
Accruals	2,906	1,197
Employee Payables	493	1,186
	8,999	8,429

8. Working Capital Facilities

a) Revolving Credit Facility

As at June 30, 2024 the balance owing under the facility is $15.349 million (Cdn $21 million). The maximum credit available under the facility is $16.08 million (Cdn $22 million).

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	June 30, 2024	September 30, 2023
Opening Balance	11,821	11,635
Exchange difference	(129)	186
Payments made during the period	(39,119)	(34,184)
Cash drawn during the period	42,776	34,184
Closing balance	15,349	11,821

Total finance cost for the nine-month period ended June 30, 2024 was $1.7 million (September 30, 2023 - $1.543 million).

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22 million and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of $303 Canadian was paid in cash on the closing date which is recorded in the finance cost.

b) Promissory Note

	June 30, 2024	September 30, 2023
Promissory Note opening balance	1,026	4,363
Finance cost	37	126
Repayment of Promissory Note	-	(4,489)
Repayment of Promissory Note[i]	(507)	-
Finance cost paid with options[i]	(37)	-
Promissory Note[ii] issued	-	1,050
Repayment of Promissory Note[i]	-	(24)
	$519	$1,026

i) On November 14, 2022, the Company repaid the promissory note in the amount of approximately $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates was cancelled.

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the promissory note was utilized to cover part of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and maturing on July 31, 2025.

ii) On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC ('SEJ"), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest recorded for the nine period ended 30 June 2024 is $55.

(Expressed in thousands of U.S. dollars)

9. Short Term Loans

As of June 30, 2024 and September 30, 2023 short term loans consist of:

	June 30, 2024	September 30, 2023
Vendor Take Back Opening Balance	3,457	4,130
Repaid in the period	(1,204)	(750)
Interest accretion	43	77
Vendor Take Back Closing Balance (short term)	2,296	3,457

Finance Costs

During the nine -month period ended June 30, 2024 , the Company incurred both cash and non cash finance costs. The following table shows the split as included on the statement of earnings.

		June 30, 2024			30-Jun-23		
	Note	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	Note 8 (a)	1,703	-	1,703	1,140	-	1,140
Shares issued to lender	Note 11 (a)	-	29	29	-	-	-
Accretion on promissory note	Note 8 (b)	-	55	55	-	-	-
Interest on VTB		72	43	115	-	69	69
Equity and listing costs		341	-	341	256	89	345
Lease interest	Note 10	-	266	266	-	283	283
Change in fair value		-	(895)	(895)	-	(678)	(678)
Shares issued to consultants	Note 11 (a)	-	168	168	-	-	-
Interest on promissory notes repaid		-	-	-	142	-	142
Accretion on government loans - RRRF		-	36	36	-	13	13
Accretion on government loans – TPC	Note 19	-	92	92	-	115	115
		2,116	(206)	1,910	1,538	(109)	1,429

10. Lease liability

As of June 30, 2024 lease liability consists of:

	June 30, 2024	September 30, 2023
Current	443	389
Non-current	1,971	2,338
Carrying amount – lease liability	2,414	2,727

Information about leases for which the Company is a lessee is as follows:

	June 30, 2024	September 30, 2023
Interest on lease liabilities	266	380
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	550	707

The Company's future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

Year	Amount
2024	174
2025	706
2026	721
2027	737
2028	754
2029 and beyond	965

The lease agreement for the Company's laboratory facility was renewed for an additional three years, commencing from January 2023. The terms of the renewed lease entail a fixed monthly rent as follows:

CAD $26 for the first year,
CAD $26 for the second year, and
CAD $27 for the third year.

(Expressed in thousands of U.S. dollars)

11. Share Capital

a) Authorized and issued capital stock

	Note	Common Shares Number	Common Shares Amount
Balance, September 30, 2023		33,832,784	115,041
Issuance of shares	Note (i) below	10,024	30
Balance, December 31, 2023		33,842,808	115,071
Issuance of shares	Note (ii) below	42,157	169
Exercise of options for cash	Note 11 (b)	38,007	126
Exercise of options	Note 11 (b)	211,193	1,036
Balance, March 31, 2024 and June 30, 2024		**34,134,165**	**116,402**

(i) Shares issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 as compensation for Cdn $40K extension fee.

(ii) Shares issued as for investor relations consulting; the Company issued 42,157 shares at Cdn $5.43 as compensation.

(iii) For the options exercised, the share price at the time of exercise was between $3.7-$3.5

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, and December 31, 2023	4,714,388	2.44
Exercised during the period	(249,200)	2.65
Expired during the period	(16,200)	2.87
Outstanding, March 31, 2024	**4,448,988**	**2.48**
Granted	443,000	3.42
Expired during the period	(8,200)	3.73
Outstanding, June 30, 2024	**4,883,788**	**2.48**

Exercise price	CDN $	Number Outstanding	Weighted average remaining life (years)	Options exercisable Number exercisable	Options exercisable Weighted avg. exercise price
$3.42	4.68	443,000	9.76	87,000	3.42
$3.91	5.35	1,002,000	8.78	161,338	3.91
$2.08	2.85	298,000	7.97	234,675	2.08
$4.20	5.75	20,000	7.41	20,000	4.20
$3.65	5.00	1,494,667	7.20	671,337	3.65
$2.41	3.30	270,268	6.20	270,268	2.41
$1.10	1.50	1,024,000	5.08	1,024,000	1.10
$1.02	1.40	120,066	3.65	120,066	1.02
$4.46	6.10	10,667	3.09	10,667	4.46
$7.78	10.65	101,121	2.50	101,121	7.78
$2.89	3.95	9,600	1.62	9,600	2.89
$2.52	3.45	42,900	1.25	42,900	2.52
$3.33	4.55	12,000	0.89	12,000	3.33
$2.38	3.25	35,499	0.64	35,499	2.38
		4,883,788	**6.99**	**2,800,471**	**2.48**

c) Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023 and June 30, 2024	1,711,924	2.38

(Expressed in thousands of U.S. dollars)

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields) of 3.8%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 56.87%, and the expected warrant life (in years) of 3. As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million

Derivative warrant continuity schedule is as follows:

	Derivative warrants	Fair Value
	912,845	1,489
Fair value adjustment	-	(1,155)
Currency difference	-	(8)
Closing Valuation as at June 30, 2024	**912,845**	**326**

	Derivative warrants	Fair Value
Opening Valuation as at November 9, 2	1,754,344	3,259
Warrants exercised in July 2023	(841,499)	(1,409)
Fair value adjustment		(361)
Closing Valuation as at September 30, 2023	**912,845**	**1,489**

Details of Compensation options

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	17,522	4.95
Outstanding, June 30, 2024	17,522	4.95

12. Related Party Transactions

Management compensation

Key management compensation for the six months period ended March 31, 2024 comprises the following:

	June 30, 2024	September 30, 2023
Salaries, bonus and other benefits	864	764
Share based compensation	727	1,089
	1,591	1,853

$109 is included in accrued expenses as at June 30, 2024.

Personal Guarantees

	June 30, 2024	September 30, 2023
Promissory Note (note 8(b))	519	1,026

The promissory note payable to the members of Sustainable Energy Jamestown, was also secured by the personal guarantee by the Executive Chairman, Dr. Sankar Das Gupta, as well as a pledge of 5,140,000 Common Shares by Dr. Sankar Das Gupta in favor of the lender.

Electrovaya Labs – Facility Usage Agreement

In May 2021 Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The laboratory and pilot plant facilities have many equipment and does have permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25 is now with a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years.

(Expressed in thousands of U.S. dollars)

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company's shareholders.

Dr. Sankar Das Gupta was granted 400,000 options which vest in two tranches of 200,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2, *Share-based payment*. The expense for the quarter ended June 30, 2024 of $nil (June 2023 - $nil) is recorded within stock-based compensation on the face of the statement of earnings. The expense related to these options was fully recognised by December 31, 2022.

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. These fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense for the quarter ended June 30, 2024 of $NIL (June 2023 - $NIL) is recorded within stock-based compensations in the face of the statement of earnings.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of six hundred thousand options. These options will vest in two phases: three hundred thousand options and three hundred thousand options, contingent upon achieving certain target market capitalizations. The expense for the quarter ended June 30, 2024 of $243 (June 2023 - $181) is recorded within stock-based compensations in the face of the statement of earnings.

Acquisition of Sustainable Energy

During the year ended September 30, 2022, the Company acquired real estate (land and building) through its common control entity Sustainable Energy Jamestown ("SEJ"), a limited liability company controlled by the major shareholders of the company. SEJ purchased the land and buildings for $5.1 million financing the purchase with a deposit of $600 and a vendor take back loan of $4.4 million. Transaction costs incurred by the Company were $105. Both the asset and liability, including an amount payable to the majority shareholders of $531, and were included in the restated September 30, 2022 and December 31, 2022 financials.

During the year ended September 30, 2023, the land and buildings comprising the real estate were revalued by $2.7 million (less tax of $679), which was recognised in other comprehensive income. The purchase price included a premium of $500 paid to the members of SEJ, who are also majority shareholders of the Company, which was recorded in General and Administrative costs in the statement of operations.

(Expressed in thousands of U.S. dollars)

13. Change in Non-Cash Operating Working Capital

	June 30, 2024	30-Jun-23
Trade and other receivables	2,452	(2,631)
Inventories	(4,251)	(1,455)
Prepaid expenses and other	(533)	(1,751)
Trade and other payables and others	49	4,169
	(2,283)	(1,668)

14. Relief and Recovery Fund Payable

The Relief and recovery fund was created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the applicable discount rate

15. Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electrovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) provided $34 during the quarter ended June 30, 2024. This total was recorded within Government Grants on the statement of earnings.

16. Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model. Using this approach, the fair value of the warrants on 09 November 2022 was determined to be $3.3 million. Key valuation inputs and assumptions used in the BSM when valuing the warrants as at June 30, 2024 were, stock price $3.52, expected life of 1.36 years, annualized volatility of 55.73%, annual risk-free rate of 4.02%, and dividend yield of 0.0%.

The Company incurred total issuance costs of $459. The Company allocated proportionally to the derivative liability and expensed $134 as a finance cost in the statement of earnings, and balance portion of the issuance cost reduced from equity for the amount of $325 respectively during the fiscal year ended 30 September 2023.

Warrants are fair valued at each reporting date and the gain / (loss) is charged to the other comprehensive income. Warrants would fall under Level 2 Fair Value Measurement. The revaluation of the warrants as on June 30, 2024 resulted in the changes in fair value of $1,163, included in finance cost in the statement of earnings. A 10% change in any assumption would result in the change in derivative warrant liability between $ 62 and $(63)

Fair Value

IFRS 13 "Fair Value Measurement" provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels of the fair value hierarchy during the period presented.

(Expressed in thousands of U.S. dollars)

	Fair Value	Level 1	Level 2	Level 3
Warrants	326	-	326	-

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's capital management objectives are:

- to ensure the Company 's ability to continue as a going concern.
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the period ended June 30, 2024, one customer accounted for $23.42 million or 71 % of revenue (June 30, 2023 — $23.8 million or 86%). As of June 30, 2024, one customer accounted for $4.1 million or 57% of accounts receivable (June 30, 2023 $2.7 million or 59 %).

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the revolving facility are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

(Expressed in thousands of U.S. dollars)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at June 30, 2024 :

	2024	2025	2026	2027	2028	2029 and beyond	Total
Trade and other payables	8,999	-	-	-	-	-	8,999
Lease liability	174	706	721	737	754	965	4,057
Promissory notes	519	-	-	-	-	-	519
Short term loans	2,296	-	-	-	-	-	2,296
Working capital facility	15,349	-	-	-	-	-	15,349
	27,337	**706**	**721**	**737**	**754**	**965**	**31,220**

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 9 Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the United States dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at June 30, 2024 was $37 (June 30, 2023 $618). If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $1 (June 30, 2023 $10).

17. Contingencies

The contingencies in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company's audited consolidated financial statements as at and for the year ended September 30, 2023.

(Expressed in thousands of U.S. dollars)

18. Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company's operations are segmented based on large format batteries, with the remaining smaller product line categorized as "Other".

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company's consolidated financial statements for the three and nine month period ended June 30, 2024.

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

	Three months ended June 30,		Nine months ended June 30,	
	2024	2023	2024	2023
Revenue with customers				
Sale of batteries and battery systems	9,968	9,851	31,376	26,204
Sale of services	117	293	1,050	316
Grant income				-
Research grant	26	287	26	637
Others	163	166	608	472
	10,274	10,597	33,060	27,629

Revenues attributed to regions based on the location of the customer were as follows:

	Three months ended June 30		Nine months ended June 30	
	2024	2023	2024	2023
Canada	385	611	1,505	1,126
United States	9,777	9,808	31,398	26,174
Others	112	178	157	329
	10,274	10,597	33,060	27,629

19. Other payables

Technology Partnerships Canada ("TPC") projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company's contribution agreement.

In June 2018 the contribution agreement was amended and is included at its Net Present Value in other payables.

The following table represents changes in the provision for repayments to Industry Canada.

	June 30, 2024	September 30, 2023
Opening balance	984	798
Interest accretion	92	186
Ending balance	1,076	984
Less: current portion of the provision (included in Trade and other payables)	(886)	(661)
Ending balance of long-term portion	190	323

The latest repayment schedule starting July 1, 2018 for current and future fiscal years are as follows:

Year	Amount
2024	281
2025	992
2026	116

(Expressed in thousands of U.S. dollars)

20. Restatement of financial results for June 30, 2023

The Company previously restated its consolidated financial statements as at and for the year ended September 30, 2022. Some of the corrections identified had an impact on the previously reported quarterly financial statements within the fiscal year ended September 30, 2023. The purpose of this note is to identify the changes between what was originally reported for the period ended June 30, 2023 and the corrections made to the comparative figures in these financial statements. There are no additional changes to the financial statements for the twelve months ended September 30, 2023.

(i) The Company had previously not recognized its acquisition of control of SEJ during the year ended September 30, 2022, and instead recognized the purchase of 100% membership interest in SEJ during the nine month period ended June 30, 2023. Accordingly, the Company included the associated real estate asset, promissory note and expenses (G&A) during the year ended September 30, 2022. During fiscal 2023, the real estate asset was revalued resulting in a revaluation surplus. Additionally, certain adjustments were also made to amounts due from/to related parties and a deferred tax asset was recognised as a result of the revaluation of the land and buildings. Further, certain expenses which were earlier considered as receivable have now been expensed upon change in the associated with real estate acquisition.

(ii) The Company was previously recognising revenue upon shipment, instead of, upon delivery to customers. This resulted in adjustments in each reporting period for the financial year 2023 for revenue, direct manufacturing costs, trade receivables, and inventories.

(iii) Certain promissory notes, relief and recovery fund and other payables and short-term loans were not appropriately measured at fair value at initial recognition, resulting in adjustments to these balances along with interest accretion expense.

(iv) The Company previously determined the functional currency of the subsidiary, Electrovaya Corp, as Canadian dollars, instead of US dollars. This resulted in adjustments to certain assets and liabilities and accumulated other comprehensive income.

(v) The Company had previously not recognized certain performance-based stock options. This resulted in adjustments to stock-based compensation expense and contributed surplus.

(vi) Warrants issued in a unit financing were incorrectly recognized as equity, resulting in recognition of a derivative warrant liability, and adjustments to share capital, warrant reserve and financing costs (representing changes in fair value).

(vii) Warrants were incorrectly recognized as financing costs, resulting in adjustment to warrant reserve and financing costs.

(viii) The above and below-noted adjustments also resulted in changes in cash flows from operating, investing and financing activities in the comparative statement of cash flows.

(ix) The provision for warranty cost was incorrectly estimated, resulting in adjustments to trade and other payables and sales and marketing expense.

(x) Certain comparative figures were reclassified to conform with the current period's presentation:
Expenses previously included within General and administrative and Research and development categories were reclassified to Finance costs category.

Finance cost was reclassified to non operating expense.

(xi) A lease was not recognised in the previously reported financial statements. Accordingly, the expense relating to Right of Use Asset and corresponding lease liability for the labs facility were not included.

(Expressed in thousands of U.S. dollars)

a) Statement of Financial Position

	As at June 30, 2023		
	As Restated	**As Previously Reported**	**Restatement**
Assets			
Current assets			
Cash and cash equivalents	723	723	-
Trade and other receivables (ii)	5,544	10,149	(4,605)
Inventories (ii) & (iv)	9,201	5,898	3,303
Prepaid expenses and other	6,259	6,246	13
Total current assets	21,727	23,016	(1,289)
Non current assets			
Property, plant and equipment (i),(x) & (xi)	10,688	10,443	245
Long-term deposit (x)	92	105	(13)
Total non-current assets	10,780	10,548	232
Total assets	32,507	33,564	(1,057)
Liabilities and Equity			
Current liabilities			
Trade and other payables (iv) & (ix)	8,134	7,941	193
Working capital facilities	12,092	12,092	-
Promissory notes (iii)	1,022	1,022	-
Short term loans (i) & (iii)	3,739	3,800	(61)
Derivative liability (vi)	2,461	-	2,461
Lease liability – current portion (xi)	379	201	178
Total current liabilities	27,827	25,056	2,771
Non-current liabilities			
Lease liability – non-current portion (xi)	2,497	2,168	329
Relief and recovery fund payable (iii)	101	215	(114)
Other payables (iii)	476	140	336
Total non-current liabilities	3,074	2,523	551
Equity (Deficiency)			
Share capital (vi)	110,640	111,786	(1,146)
Contributed surplus (v)	9,197	6,817	2,380
Warrants (vi) & (vii)	4,725	6,942	(2,217)
Accumulated other comprehensive income (iv)	6,765	15,457	(8,692)
Deficit	(129,721)	(135,017)	5,296
Total Equity (Deficiency)	1,606	5,985	(4,379)
Total liabilities and equity (deficiency)	32,507	33,564	(1,057)

(Expressed in thousands of U.S. dollars)

b) Condensed Interim Consolidated Statements of Operations

	For the nine months period ended June 30, 2023		
	As Restated	As Previously Reported	Restatement
Revenue (ii) & (iv)	27,629	28,769	(1,140)
Direct manufacturing costs (ii)	20,314	21,189	(875)
Gross margin	7,315	7,580	(265)
Expenses			
Research and development (iii) & (x)	2,163	2,675	(512)
Government assistance	(326)	(326)	-
Sales and marketing (ix)	1,607	1,356	251
General and administrative (i) & (x)	2,737	2,399	338
Stock based compensation (v)	1,114	599	515
Depreciation (i)	612	392	220
	7,907	7,095	812
Income(loss) from operations	(592)	485	(1,077)
			-
Finance costs (i), (iii), (vi) & (vii)	1,429	1,658	(229)
Foreign exchange loss and interest income (iv)	2,100	165	1,935
	3,529	1,823	1,706
Deferred tax recovery (i)	679	-	679
			-
Net loss for the period	(3,442)	(1,338)	(2,104)
Basic and diluted loss per share	(0.10)	(0.04)	(0.06)
Weighted average number of shares			-
Outstanding, basic and fully diluted	32,975,228	32,975,228	-

(Expressed in thousands of U.S. dollars)

For the three month period ended June 30, 2023

	As Restated	As Previously Reported	Restatement
Revenue (ii)	10,597	10,531	66
Direct manufacturing costs (ii)	7,369	7,569	(200)
Gross margin	3,228	2,962	266
Expenses			
Research and development (iii) & (x)	460	685	(225)
Government assistance	(109)	(109)	-
Sales and marketing (ix)	379	378	1
General and administrative (i) & (x)	783	898	(115)
Stock based compensation (v)	578	334	244
Depreciation (i)	242	198	44
	2,333	2,384	(51)
Income(loss) from operations	895	578	317
Finance costs (i), (iii) & (vii)	(168)	518	(686)
Foreign exchange loss and interest income (iv)	1,620	(17)	1,637
	1,452	501	951
Deferred tax recovery (i)	-	-	-
Net loss for the period	(557)	77	(634)
Basic and diluted loss per share	(0.02)	0.00	(0.02)
Weighted average number of shares Outstanding, basic and fully diluted	32,568,110	32,568,110	-

c) **Statement of Comprehensive Income (loss)**

For the nine months period ended June 30, 2023

	As Restated	As Previously Reported	Restatement
Net Loss for the period	(3,442)	(1,338)	(2,104)
Items that will not be reclassified to profit or loss			-
Gain on revaluation of property (net of deferred tax)	1,921	1,882	39
Items that may be reclassified to profit or loss			-
Currency translation difference (iv)	1,400	154	1,246
Total comprehensive loss for the period	(121)	698	(819)

For the three months period ended June 30, 2023

	As Restated	As Previously Reported	Restatement
Net Loss for the period	(557)	77	(634)
Items that will not be reclassified to profit or loss			-
Gain on revaluation of property (net of deferred tax)	1,921	1,882	39
Items that may be reclassified to profit or loss			-
Currency translation difference (iv)	1,222	204	1,018
Total comprehensive loss for the period	2,586	2,163	423

(Expressed in thousands of U.S. dollars)

d) Statement of Cash Flows

For the nine months period ended June 30, 2023

	As Restated	As Previously Reported	Restatement
Net loss for the period (ii)	(3,442)	(1,338)	(2,104)
Items not involving cash:			-
Amortization (i) & (xi)	612	392	220
Stock based compensation expense (v)	1,114	599	515
Finance cost (iii), (vi) & (vii)	(110)	-	(110)
Non cash foreign exchange	(116)	-	(116)
Deferred tax recovery (i)	(679)	-	(679)
Cash provided by (used in) operating activities	**(2,621)**	**(347)**	**(2,274)**
Net Changes in the working capital (note 13)	(1,668)	(4,191)	2,523
Cash from (used in) operating activities	**(4,289)**	**(4,538)**	**249**
Investing activities:			-
Purchase of property,plant and equipment (i)	(723)	(6,555)	5,832
Change in long term deposits (x)	(4)	-	(4)
Cash from (used in) investing activities	**(727)**	**(6,555)**	**5,828**
Financing activities			
Issuance of shares (vi)	7,231	10,600	(3,369)
Issuance of warrants (vi)	3,265	(5,049)	8,314
Exercise of options (v)	16	-	16
Change in due to from related party (i)	-	381	(381)
Proceeds from working capital facilities (vii)	24,064	243	23,821
Repayment of working capital facilties (vii)	(23,998)	(13)	(23,985)
Repayment of Vendor Take Back loan (iii)	(450)	-	(450)
Repayment of Promissory Note (iii)	(4,945)	-	(4,945)
Repayment of Relief and Recovery Fund (note 14)	(14)	-	(14)
Changes in other payable	-	4,683	(4,683)
Lease payments (xi)	(482)	(376)	(106)
Cash from (used in) financing activities	**4,687**	**10,469**	**(5,782)**
Increase (decrease) in cash and cash equivalents	**(329)**	**(624)**	**295**
Cash and cash equivalents, beginning of period	626	653	(27)
Effect of movements in exchange rates on cash held	425	694	(269)
			-
Cash and cash equivalents at end of period	**722**	**723**	-

e) Changes in non-cash operating working capital

	Restated	As previously reported	Restatement
Trade and other receivables	(2,631)	(3,840)	1,209
Inventories	(1,455)	(1,421)	(34)
Prepaid expenses and other	(1,751)	(2,351)	600
Trade and other payables and others	4,169	3,251	918
Deferred grant income	-	(65)	65
Deferred revenue	-	(5)	5
Other payable	-	240	(240)
	(1,668)	(4,191)	2,523

(Expressed in thousands of U.S. dollars)

f) Statement of Changes in Equity

	Share Capital	Contributed Surplus (iv)	Warrants (vii)	Accumulated other Comprehensive Income (i), (iv)	Revaluation surplus (vii)	Deficit (i), (iii), (v)	Total
Balance – October 01, 2022 (as restated)	103,305	8,099	4,725	3,444	-	(126,280)	(6,707)
Balance – June 30, 2023 (as restated)	110,640	9,197	4,725	4,844	1,921	(129,722)	1,605
Balance – October 01, 2022 (as previously reported)	103,305	6,235	4,725	13,491	-	(133,675)	(5,919)
Balance – June 30, 2023 (as previously reported)	111,786	6,817	6,872	13,645	1,882	(135,017)	5,985
Restatement							
Balance – October 01, 2022	-	1,864	-	(10,047)	-	7,395	(788)
Balance – June 30, 2023	(1,146)	2,380	(2,147)	(8,801)	39	5,295	(4,380)

g) Opening Balances

	Opening balance as at October 01, 2022		
	As Restated	As Previously Reported	Restatement
Assets			
Current assets			
Cash and cash equivalents	626	626	-
Trade and other receivables (ii)	2,913	6,309	(3,396)
Inventories (ii)	7,355	4,477	2,878
Prepaid expenses and other	3,894	3,895	(1)
Due from related party (i)	-	374	(374)
Total current assets	14,788	15,681	(893)
Non current assets			-
Property, plant and equipment (i)	7,313	2,312	5,001
Long-term deposit	88	88	-
Total non-current assets	7,401	2,400	5,001
			-
Total assets	22,189	18,081	4,108
Liabilities and Equity			
Current liabilities			
Trade and other payables (iv)	4,714	4,627	87
Working capital facilities	11,635	11,635	-
Promissory notes	4,363	4,363	-
Short term loans (iii)	1,255	582	673
Lease liability – current portion	164	164	-
Due to related party (i)	531	-	531
Total current liabilities	22,662	21,371	1,291
Non-current liabilities			-
Lease liability – non-current portion	2,235	2,235	-
Relief and recovery fund payable (iii)	102	249	(147)
Other payables (iii)	440	145	295
Promissory Note (i)	3,457	-	3,457
Total non-current liabilities	6,234	2,629	3,605
Equity (Deficiency)			-
Share capital	103,305	103,305	-
Contributed surplus (v)	8,099	6,235	1,864
Warrants	4,725	4,725	-
Accumulated other comprehensive gain (iv)	6,135	13,491	(7,356)
Deficit	(128,971)	(133,675)	4,704
Total Equity (Deficiency)	(6,707)	(5,919)	(788)
			-
Total liabilities and equity (deficiency)	22,189	18,081	4,108

21. Reclassification of prior year presentation

A prior year amount has been reclassified for consistency with the current year presentation. This reclassification has no effect on the reported results of operations. This reclassification adjustment is made to the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity as at September 30, 2023 and June 30, 2023, to reclassify $2,691 from accumulated other comprehensive income to deficit.